10026383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Texlark Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 E. Plano Parkway, Suite 100
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

157
3/5

BB 3/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Texlark Securities, LLC**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KRISTEN RENAE MOREHEAD
Notary Public, State of Texas
My Commission Expires
August 05, 2012

Kristen Renae Morehead
Notary Public

Ilonka Nobles
Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

TEXLARK SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Member
Texlark Securities, LLC

We have audited the accompanying statement of financial condition of Texlark Securities, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texlark Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 19, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

TEXLARK SECURITIES, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 32,559
Commissions receivable	21,083
Property and equipment, net	9,773
Other assets	4,051
TOTAL ASSETS	$ 67,466

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 446
Member's Equity	67,020
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 67,466

See notes to financial statements.

TEXLARK SECURITIES, LLC
Statement of Income
Year Ended December 31, 2009

Revenue	
Private placement revenue	$ 99,273
Other income	7,500
TOTAL REVENUE	106,773
Expenses	
Compensation and related costs	252,721
Communications	30,689
Occupancy and equipment costs	39,238
Regulatory fees and expenses	20,894
Professional fees	12,299
Other expenses	777
TOTAL EXPENSES	356,618
NET LOSS	$ (249,845)

See notes to financial statements.

TEXLARK SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Member's equity, December 31, 2008	$ 43,517
Member's contributions	273,348
Net loss	(249,845)
Member's equity, December 31, 2009	$ 67,020

See notes to financial statements.

TEXLARK SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (249,845)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	2,294
Changes in assets and liabilities	
Increase in commissions receivable	(21,083)
Increase in other assets	(361)
Decrease in accounts payable and accrued expenses	(13,691)
Net cash used in operating activities	(282,686)
Cash flows from financing activities:	
Member's contributions	273,348
Net decrease in cash	(9,338)
Cash at beginning of year	41,897
Cash at end of year	$ 32,559

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Texlark Securities, LLC (the Company), a Texas limited liability company, was formed in February 2004. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers consist primarily of individuals throughout the United States in those states where the Company is registered with the state securities regulator.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2009, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirements of such offerings.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2004 through December 31, 2008.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company. The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $32,113 and $5,000, respectively. The Company's net capital ratio was 0.01 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Communications equipment	$ 11,102
Furniture and fixtures	2,044
Computer equipment	2,917
Total	16,063
Accumulated depreciation	(6,290)
Property and equipment - net	$ 9,773

Depreciation expense for the year was $2,294 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 4 - Related Party Transactions / Concentration of Revenue

The Company earned all of its revenue from the sale of interests in private placement offerings of related parties.

Note 5 - Commitments

The Company leases office space under a noncancellable operating lease through May 2011. Future minimum lease payments due for each of the years ending December 31 are as follows:

2010	36,912
2011	15,380
	$ 52,292

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $37,622 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 19, 2010, the date which the financial statements were issued.

Schedule I

TEXLARK SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total member's equity qualified for net capital		67,020
Non-allowable assets:		
Commissions receivable		21,083
Property and equipment, net		9,773
Other assets		4,051
Total non-allowable assets		34,907
Net Capital	$	32,113
Aggregate indebtedness		
Accounts payable and accrued expenses	$	446
Total aggregate indebtedness	$	446
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	27,113
Ratio of aggregate indebtedness to net capital		0.01 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 by Texlark Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Texlark Securities, LLC

In planning and performing our audit of the financial statements of Texlark Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 19, 2010